UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Snail, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

12049 Jefferson Blvd

(Address of Principal Executive Office (Street and Number))

Culver City, CA 90230

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Snail, Inc. (the “Company”) will not be able to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 (the “Second Quarter Form 10-Q”) within the prescribed time period without unreasonable effort and expense because the Company requires additional time to complete its assessment of the matter described below.

During the final stages of preparation, certain accounting matters, including the evaluation and testing of the Accounting Standards Codification Topic 606: Revenue from Contracts with Customers (“ASC 606”), specifically for promised goods or services for purposes of identifying performance obligation in the context of the contract and updated management estimates related to the estimated user life of digital games, which require additional analysis and supporting documentation.

The Company is working diligently and plans to file its Second Quarter Form 10-Q as soon as practicable. The Company currently expects to file the Second Quarter Form 10-Q within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Heidy Chow	(310)	988-0643
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently anticipates that its results of operations for the fiscal quarter ended June 30, 2025 will contain significant changes from its results of operations for the fiscal quarter ended June 30, 2024. During the quarter ended June 30, 2025 the Company recorded a valuation allowance against its March 31, 2025 balance of deferred tax assets and a non-cash income tax expense in the same amount. The estimated income tax expense for the quarter ended June 30, 2025 has increased significantly in comparison to the prior year period representing a significant change in earnings from the corresponding period of the previous fiscal year. Additionally, the Company experienced increases in research, development, advertising and marketing expenses resulting in a loss from operations in the current year period as compared to an income from operations in the prior year period.

The foregoing expectations are preliminary and subject to change upon the finalization of the Company’s unaudited consolidated financial statements for the quarter ended June 30, 2025. There can be no assurance that the final results will not differ materially from the foregoing preliminary results.

Snail, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2025	By	/s/ Heidy Chow
Heidy Chow
Chief Financial Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).